Building wealth through developing and operating major copper & gold mines

2010 Message to Shareholders

As we all appreciate, 2009 was an extremely challenging year for everyone, from large corporations to small businesses across the full spectrum of business activity.

Not only did the world suffer the most severe financial crisis of the last one hundred years, its citizens also suffered a crisis of confidence in Government's ability to manage their affairs and the affairs of the global economy.

Against this backdrop, your Company in 2010 has emerged as a much stronger entity.

The ability of Taseko's management and operational teams to react to the unimaginable drop in metal prices in a three month period was the key to the survival of this Company. I want to personally thank all those employees who worked so diligently during 2009 to see us through that most difficult time.

The rebound in commodity prices, more specifically copper, in early 2009 came much quicker than most envisioned. While global financial markets remained unstable, the price of copper steadily increased throughout the year, and continued to increase into 2010. I believe this is a result of the underlying fundamentals of our business and, even though demand was dampened by the crisis, there remains serious doubt that new copper supply can match industry growth.

Safety continues to be a key focus for Taseko's Board of Directors and for all Taseko employees, and our goal will always be zero reportable incidents. The SafeStart safety program, implemented at Gibraltar in 2008, is a valuable tool which trains our employees to prevent the mistakes and errors which cause most safety incidents. A direct result of the program was a 24% decrease in Medical Aid Injuries and 26% decrease in First Aid Injuries from 2008 to 2009. Additionally, days lost to Lost Time Injury dropped from 261 days in 2008 to 55 days in 2009.

We are always looking to improve environmental performance at our operations. To help do this at Gibraltar, an Environmental Action Team was established in 2009. This team is responsible for implementing programs which will minimize or eliminate impacts of the mine on the environment.

In 2009, an impressive amount of remediation related work was performed at Gibraltar. These initiatives included the revegetation of 118 hectares around the mine site and 31 hectares of the tailings beach for dust control purposes. Additionally, four test plots were established on the face of the tailings dam using biosolids with a view to develop decommissioning plans. As well, two test plots were established on one of the waste dumps in order to determine the appropriate overburden depth required for dump revegetation.

This past year was a year of many accomplishments, highlighted by the sale of 25% of Gibraltar to a Japanese consortium for $187 million, continued with the receipt of Prosperity's Provincial Environmental Assessment Certificate in early 2010 and most recently, the transaction to sell 22% of Prosperity’s gold stream to Franco-Nevada for US$350 million.

As I have stated on many occasions over the past number of years, the underlying value of Gibraltar has never been reflected in Taseko’s stock price. We purchased Gibraltar in 1999 for one dollar and after $300 million of improvements we have leveraged this asset into a $1 billion company. But this was not recognized until we completed the sale of a minority interest in the asset to a Japanese consortium made up of Sojitz Corporation, Dowa Metals and Mining and Furukawa.

Our construction and operations team at Gibraltar made steady progress in 2009 with construction projects and production performance improvements.

Building wealth through developing and operating major copper & gold mines

As the financial crisis struck in the second half of 2008, in order to preserve cash flow, the decision was made to temporarily halt all non-essential construction projects at the mine. This, unfortunately, delayed the completion of our expansion and modernization project; however, as soon as the copper price strengthened in early 2009, and we completed a $30 million bank loan, we restarted construction activities. The installation of the new tower mill in mid-2009 was key to the improved metal recoveries realized in the fourth quarter of the year. Construction of the upgraded tailings pumping system, concentrate filter and in-pit crusher/conveyor system also continued and engineering of the new SAG mill direct feed system has progressed. It is our expectation that the final construction activities necessary to achieve the targeted mill capacity of 55,000 tons per day, or average annual copper production of 115 million pounds, will be complete in the fourth quarter of 2010.

I would like to reiterate this accomplishment. Our investment in Gibraltar since 2006 will be approximately $300 million, most of which came from cash flow. This investment has created a modern, efficient operation that has a mine life of 25 years. There are very few companies that have assets of this quality in politically stable jurisdictions. Gibraltar has been, and will continue to be, the foundation to grow Taseko into a much larger mining company.

When we reinitiated work on Prosperity in 2005, we did not anticipate it would take nearly five years to complete the Environmental review. This project has gone through the most rigorous Environmental Assessment review of any project in British Columbia. The granting of the Provincial Environmental Assessment Certificate in January of this year was an important step forward. In March and April 2010, the Federal Panel that is reviewing the project conducted six weeks of public hearings. By July, the Panel is expected to submit its final report to the Federal Cabinet for their ultimate approval of Prosperity. We fully expect this final approval in September. Our plans today involve advancing the engineering for Prosperity as well as site preparation work through the balance of 2010 so that we will be in a position to commence major construction in the second quarter of 2011.

Financing a project of this size is obviously critical to its overall success. Unlike many companies who face the daunting task of raising $800 million, Taseko has many options to pursue. Our goal is to avoid over-leveraging the project by taking on too much debt. Large debt packages offered by the banks usually come with commodity hedging and very strict covenants, both which can hinder management’s ability to effectively run the operation.

In May 2010, we announced an agreement to sell 22% of Prosperity’s life of mine gold production to Franco-Nevada. Taseko will receive US$350 million to be paid during mine construction, as well as two million Franco-Nevada warrants, to be issued on the date of the first advance of the cash payment. Additionally, for each ounce of gold delivered to Franco-Nevada, Taseko will receive a cash payment of US$400 per ounce (subject to an inflationary adjustment). To attract the interest of a company of the calibre of Franco-Nevada is an endorsement of the quality of Prosperity. Through this transaction, we are funding approximately 45% of the planned capital expenditures for Prosperity by selling 6% of the total gross metal revenue.

Combined with cash on hand and expected cash flow from Gibraltar, we will have Prosperity approximately 80% funded without any debt, leaving a number of available alternatives to complete the project funding. These include project debt, equity, off-take sale for debt and the sale of a small minority interest in Prosperity.

While I believe that we should be building Prosperity today, our goal now is to ensure there are no further delays and to be producing gold and copper by early 2013. I am very excited to think that Taseko will be building the next world-scale gold-copper project in British Columbia, a project that will benefit every one of the many stakeholders involved.

Building wealth through developing and operating major copper & gold mines

The outlook for Taseko remains extremely positive. Our long-life assets are located in a jurisdiction very favourable to mining. We have a copper production profile which more than doubles over the next three years plus the addition of nearly 250,000 ounces of annual gold production. This growth combined with a very bullish view of metal prices will provide excellent returns to our shareholders for many years.

I would like to thank our employees for their tireless efforts over the past year and our shareholders for their ongoing support. I said last year that I believed the strategy we have in place will create long-term value for all of our shareholders, and this is proving itself today.

Russell E. Hallbauer
President & CEO